Exhibit 99.3

MICROMEM TECHNOLOGIES INC.
777 Bay Street, Suite 1910, Toronto, Ontario M5G 2E4

2010 Request for Interim and /or Annual Financial Statements

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, shareholders may elect annually to have their names added to the issuer’s Supplemental Mailing List for Financial Statements with MD&A.

Please indicate your choices below and return to:

Equity Transfer & Trust Company
200 University Avenue, 4th Floor
Toronto, ON M5H 4H1

I HEREBY CERTIFY that I am a Shareholder of the Company, and as such, request that you provide me with the following:

[  ]  Interim Financial Statements with MD&A

[  ]  Annual Financial Statements with MD&A

PLEASE PRINT

FIRST NAME	LAST NAME

ADDRESS

CITY	PROVINCE/ STATE	POSTAL / ZIP CODE

COUNTRY

SIGNED:
(Signature of Shareholder)

THIS IS AN ADDRESS CHANGE [  ]